SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                   FILED PURSUANT TO RULES 13d-1(b), (c), AND
                        (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 1)*


                          Brocade Communication Systems
                         ------------------------------

                                (Name of Issuer)

                                  Common Stock
                         ------------------------------

                         (Title of Class of Securities)

                                    111621108
                         ------------------------------
                                 (CUSIP Number)

                                DECEMBER 31, 2006
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

            Check the appropriate box to designate the rule pursuant
                        to which this Schedule is filed:

                           (x) Rule 13d-1(b)
                           ( ) Rule 13d-1(c)
                           ( ) Rule 13d-1(d)

----------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                        (Continued on following page(s))

1. NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         TIAA-CREF Investment Management, LLC
         I.R.S. #13-3586142

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) ( )
                                                              (b) ( )


3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

         5. SOLE VOTING POWER            2,328,580

         6. SHARED VOTING POWER          0

         7. SOLE DISPOSITIVE POWER       2,328,580

         8. SHARED DISPOSITIVE POWER     0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   2,328,580

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES ( )


11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                      0.86%

12. TYPE OF REPORTING PERSON

                                       IA

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         College Retirement Equities Fund- Stock Account
         I.R.S. # 13-6022042

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) ( )
                                                              (b) ( )


3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

         5. SOLE VOTING POWER            0

         6. SHARED VOTING POWER          1,957,080

         7. SOLE DISPOSITIVE POWER       0

         8. SHARED DISPOSITIVE POWER     1,957,080

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   1,957,080

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES ( )


11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                     0.72 %

12.      TYPE OF REPORTING PERSON

                                       IV

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Teachers Advisors, Inc.
         I.R.S. # 13-3760073

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) ( )
                                                              (b) ( )


3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

         5. SOLE VOTING POWER            317,976

         6. SHARED VOTING POWER          0

         7. SOLE DISPOSITIVE POWER       317,976

         8. SHARED DISPOSITIVE POWER     0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    317,976

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES ( )


11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                     0.12 %

12.      TYPE OF REPORTING PERSON

                                       IA

Item 1(a).  NAME OF ISSUER:

                  Brocade Communications System

Item 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  1745 Technology Drive
                  San Jose, CA  95110

Items 2(a)-2(c).  NAME, ADDRESS OF PRINCIPAL BUSINESS OFFICE, AND CITIZENSHIP OF
                  PERSONS FILING:

                  TIAA-CREF Investment Management, LLC ("Investment Management") 730 Third Avenue
                  New York, NY  10017
                  Citizenship:  Delaware

                  College Retirement Equities Fund-Stock Account
                  ("CREF Stock Account")
                  730 Third Avenue
                  New York, NY  10017
                  Citizenship:  New York

                  Teachers Advisors, Inc. ("Advisors")
                  730 Third Avenue
                  New York, NY  10017
                  Citizenship:  Delaware

Item 2(d).  TITLE OF CLASS OF SECURITIES:

                  Common Stock

Item 2(e).  CUSIP NUMBER:  111621108

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:


INVESTMENT MANAGEMENT

(a)  ( )   Broker or dealer registered under Section 15 of the Exchange Act.

(b)  ( )   Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)  ( )   Insurance Company as defined in Section 3(a)(19) of the Exchange Act.

(d)  ( )   Investment Company registered under Section 8 of the Investment
           Company Act.

(e)  (x)   An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)  ( )   An employee benefit plan or endowment fund in accordance with
           Rule 13d-1(b)(1)(ii)(F).

(g)  ( )   A parent holding company or control person in accordance with
           Rule 13d-1(b)(1)(ii)(G).

(h)  ( )   A savings association as defined in Section 3(b) of the Federal
           Deposit Insurance Act.

(i)  ( )   A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)  ( )   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CREF STOCK ACCOUNT

(a)  ( )   Broker or dealer registered under Section 15 of the Exchange Act.

(b)  ( )   Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)  ( )   Insurance Company as defined in Section 3(a)(19) of the Exchange Act.

(d)  (x)   Investment Company registered under Section 8 of the Investment
           Company Act.

(e)  ( )   An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)  ( )   An employee benefit plan or endowment fund in accordance with
           Rule 13d-1(b)(1)(ii)(F).

(g)  ( )   A parent holding company or control person in accordance with
           Rule 13d-1(b)(1)(ii)(G).

(h)  ( )   A savings association as defined in Section 3(b) of the Federal
           Deposit Insurance Act.

(i)  ( )   A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)  ( )   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


ADVISORS

(a)  ( )   Broker or dealer registered under Section 15 of the Exchange Act.

(b)  ( )   Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)  ( )   Insurance Company as defined in Section 3(a)(19) of the Exchange Act.

(d)  ( )   Investment Company registered under Section 8 of the Investment
           Company Act.

(e)  (x)   An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)  ( )   An employee benefit plan or endowment fund in accordance with
           Rule 13d-1(b)(1)(ii)(F).

(g)  ( )   A parent holding company or control person in accordance with
           Rule 13d-1(b)(1)(ii)(G).

(h)  ( )   A savings association as defined in Section 3(b) of the Federal
           Deposit Insurance Act.

(i)  ( )   A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)  ( )   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


If this statement is filed pursuant to Rule 13d-1(c), check this box. ( )

Item 4.    OWNERSHIP.

           (a) Aggregate amount beneficially owned: 2,646,556 (See Exhibit A)

           (b) Percent of class: 0.98 %

           (c) Power of shares:

                           INVESTMENT MANAGEMENT   CREF STOCK ACCOUNT   ADVISORS

Sole Voting Power:         2,328,580               0                    317,976

Shared Voting Power:       0                       1,957,080            0

Sole Dispositive Power:    2,328,580               0                    317,976

Shared Dispositive Power:  0                       1,957,080            0



Item 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following (x). See Exhibit A

Item 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            Not Applicable

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Not Applicable

Item 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            Not Applicable


Item 9.     NOTICE OF DISSOLUTION OF GROUP.

            Not Applicable

Item 10.    CERTIFICATION.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

            SIGNATURE.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

            Date: February 14, 2007
                                                       TIAA-CREF INVESTMENT
                                                       MANAGEMENT, LLC

                                                       By: /s/ Paul Szeto
                                                           --------------
                                                       Paul Szeto
                                                       Managing Director


                                                       COLLEGE RETIREMENT
                                                       EQUITIES FUND-STOCK
                                                       ACCOUNT
                                                       By: /s/ Scott Evans
                                                           ---------------
                                                       Scott Evans
                                                       Executive Vice President


                                                       TEACHERS ADVISORS, INC.

                                                       By: /s/ Paul Szeto
                                                           --------------
                                                       Paul Szeto
                                                       Managing Director

                                    EXHIBIT A


ITEM 5.  OWNERSHIP.

TIAA-CREF Investment Management, LLC ("Investment Management") acts as an investment adviser to the College Retirement Equities Fund ("CREF"), a registered investment company, and may be deemed to be a beneficial owner of 2,328,580 shares of Issuer's common stock owned by CREF. Teachers Advisors, Inc. ("Advisors") is the investment adviser to four registered investment companies, TIAA-CREF Institutional Mutual Funds ("Institutional Funds"), TIAA-CREF Life Funds ("Life Funds"), TIAA-CREF Mutual Funds ("Mutual Funds") and TIAA Separate Account VA-1 ("VA-1"), and may be deemed to be a beneficial owner of 317,976 shares of Issuer's common stock owned by Institutional Funds, Life Funds, Mutual Funds, and VA-1. Investment Management and Advisors are reporting their combined holdings for the purpose of administrative convenience. These shares were acquired in the ordinary course of business, and not with the purpose or effect of changing or influencing control of the Issuer. Each of Investment Management and Advisors expressly disclaims beneficial ownership of the other's securities holdings and each disclaims that it is a member of a "group" with the other.